SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

LIVE NATION ENTERTAINMENT, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

538034109

(CUSIP Number)

Charles Y. Tanabe, Esq.

Executive Vice President and General Counsel

Liberty Media Corporation

12300 Liberty Boulevard

Englewood, CO 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: 538034109

1.	Names of Reporting Persons. Liberty Media Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,381,563

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 27,381,563

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,381,563

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by the executive officers and directors of Liberty.

13.	Percent of Class Represented by Amount in Row (11) 15.78%(1)

14.	Type of Reporting Person (See Instructions) CO

(1)          Calculated based on 173,570,144 shares of Common Stock outstanding as of October 29, 2010, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ending September 30, 2010.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Amendment No. 2)

Statement of

LIBERTY MEDIA CORPORATION

Pursuant to Section 13(d) of the
Securities Exchange Act of 1934

in respect of

LIVE NATION ENTERTAINMENT, INC.

This Report on Schedule 13D relates to the common stock, par value $.01 per share (the “Common Stock”), of Live Nation Entertainment, Inc., a Delaware corporation (the “Issuer”).  The Report on Schedule 13D originally filed with the Commission by Liberty Media Corporation, a Delaware corporation (the “Reporting Person” or “Liberty”), on February 1, 2010, as amended by Amendment No. 1 filed with the Commission on March 3, 2010 (the “Liberty Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.  This amended statement on Schedule 13D/A (this “Amendment”) constitutes Amendment No. 2 to the Liberty Schedule 13D.  Capitalized terms not defined herein have the meanings given to such terms in the Liberty Schedule 13D.

Item 2.  Identity and Background

The information contained in Item 2 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

Schedule 1 attached hereto contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 1 is incorporated herein by reference.

During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the persons identified on Schedule 1 (the “Schedule 1 Persons”) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).  During the last five years, neither the Reporting Person nor, to the knowledge of the Reporting Person, any of the Schedule 1 Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

The information contained in Item 3 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

On November 4, 2010, the Reporting Person purchased from an individual investor in a private transaction an aggregate of 2,531,338 shares of Common Stock for $9.62 per share.  The Reporting Person used available cash on  hand to purchase such shares of Common Stock.

Item 4.  Purpose of Transaction

The information contained in Item 4 of the Liberty Schedule 13D is hereby amended and supplemented by adding the following information:

The information contained under Item 3 above is incorporated by reference in this Item 4.  The Reporting Person acquired the shares of Common Stock reported in this Amendment because it was a financially prudent way for the Reporting Person to increase its interest in the Issuer.  On October 15, 2010, the Board of Directors of the Issuer named John C. Malone, the Chairman of the Board of Liberty, as its Interim Chairman of the Board.

The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4.  Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters.  In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following:  the Issuer’s business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer. Notwithstanding the above, any course of action taken by the Reporting Person will be subject to the restrictions described in Item 6 of the Liberty Schedule 13D.

Other than as provided herein, and except as contained in the agreements previously filed as exhibits to the Liberty Schedule 13D or as has been publicly announced by the Issuer or Liberty, Liberty does not have and, to the best of Liberty’s knowledge, none of its directors or officers have, any plans or proposals that relate to or would result in any of the actions set forth in clauses (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

The information contained in Item 5 of the Liberty Schedule 13D is hereby amended and replaced in its entirety with the following:

(a) and (b)                      The Reporting Person has the sole power to vote or to direct the voting of 27,381,563 shares of Common Stock of the Issuer, and has the sole power to dispose or direct the disposition of all such shares of Common Stock, representing approximately 15.78% of the outstanding shares of Common Stock. For purposes of calculating the percentage of beneficial ownership of the Reporting Person, the total number of shares of Common Stock considered to be outstanding is 173,570,144 as of October 29, 2010, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Commission on November 4, 2010.

(c)                                                               Other than as stated herein, neither the Reporting Person nor, to the knowledge of the Reporting Person, any Schedule 1 Person has effected any transactions in the Common Stock during the 60 days preceding the date hereof.

(d)                                                              Not applicable.

(e)                                                               Not applicable.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

LIBERTY MEDIA CORPORATION

By:	/s/ Charles Y. Tanabe
	Name:	Charles Y. Tanabe
	Title:	Executive Vice President and General Counsel

Dated: November 10, 2010

Schedule 1

DIRECTORS AND EXECUTIVE OFFICERS
OF
LIBERTY MEDIA CORPORATION

The name and present principal occupation of each director and executive officer of Liberty are set forth below.  Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado  80112.  All executive officers and directors listed are United States citizens, except for David J.A. Flowers, who is a citizen of Canada, and M. Ian G. Gilchrist, who is a citizen of both the United States and Canada.

Name and Business Address (if applicable)	Principal Occupation and Principal Business (if applicable)

John C. Malone	Chairman of the Board and Director of Liberty

Robert R. Bennett	Director of Liberty

Donne F. Fisher 5619 DTC Parkway Suite 1150 Greenwood Village, Colorado 80111	Director of Liberty; President of Fisher Capital Partners, Ltd.

M. Ian G. Gilchrist	Director of Liberty

Gregory B. Maffei	President, Chief Executive Officer and Director of Liberty

Evan D. Malone	Director of Liberty; Owner and Manager of 1525 South Street LLC

David E. Rapley	Director of Liberty

M. LaVoy Robison 1727 Tremont Place Denver, Colorado 80202	Director of Liberty; Executive Director and a Board Member of the Anschutz Foundation

Andrea L. Wong	Director of Liberty

Larry E. Romrell	Director of Liberty

David J.A. Flowers	Senior Vice President and Treasurer of Liberty

Albert E. Rosenthaler	Senior Vice President of Liberty

Christopher W. Shean	Senior Vice President and Controller of Liberty

Charles Y. Tanabe	Executive Vice President and General Counsel of Liberty